

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 23, 2015

Via E-mail
David Behrend
Chairman, President, Chief Executive Officer, and Principal Financial and Accounting Officer
Hubilu Venture Corporation
9777 Wilshire Blvd
Suite 804
Beverly Hills, CA 90212

> **Re: Hubilu Venture Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 10, 2015**
> **File No. 333-204347**

Dear Mr. Behrend:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   Please describe in greater detail the clients and services provided by the company in which the company has generated revenues.

Business, page 27

2.   We note your response to comment 3 of our letter and we reissue in part our prior comment. We note your disclosure on page 27 that the company entered into a consulting agreement with its first client, 112 South Eucalyptus Avenue LLC. Please

disclose in greater detail the principal terms of this agreement. Also, please file the agreement as an exhibit since the registrant's business appears to be substantially dependent upon this agreement. See Item 601(b)(10) of Regulation S-K.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief
Office of Real Estate and
Commodities

cc: Donald P. Hateley
        Hateley & Hampton